UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

GMAM ABSOLUTE RETURN STRATEGIES FUND, LLC

(Name of Subject Company (Issuer))

GMAM ABSOLUTE RETURN STRATEGIES FUND, LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Merryl Hoffman, Esq.

General Motors Investment Management Corporation

767 Fifth Avenue, 15th Floor

New York, NY 10153

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

MICHAEL S. CACCESE, ESQ.

K&L GATES LLP

STATE STREET FINANCIAL CENTER

ONE LINCOLN STREET

BOSTON, MA 02111

MAY 1, 2012

As Amended August 30, 2012

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$2,200,000,000 (a)	Amount of Filing Fee:	$252,120 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.

(b)	Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$252,120.00

Form or Registration No.:	SC TO-1

Filing Party:	GMAM Absolute Return Strategies Fund, LLC

Date Filed:	May 1, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Amendment No. 1 to Tender Offer Statement

This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on May 1, 2012 by GMAM Absolute Return Strategy Fund I (the “Fund”), a series of GMAM Absolute Return Strategies Fund, LLC (the “Company”), relating to the Fund’s offer to purchase limited liability company interests in the Fund (“Interest” or “Interests” as the context requires) from members of the Fund (“Members”) at their net asset value of up to $2,200,000,000.00 as of June 30, 2012 (the “Offer”) as further described in the Statement. This Amendment No. 1 to the Offer constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Offer terminated at 12:00 midnight, Eastern time, on May 30, 2012. Pursuant to the Offer, $1,977,775,489.99 of Interests were tendered and accepted by the Fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

GMAM ABSOLUTE RETURN STRATEGY FUND I, a series of GMAM ABSOLUTE RETURN STRATEGIES FUND, LLC

By:	/s/ John S. Stevens
	Name:	John S. Stevens
	Title:	Managing Director and Portfolio Manager August 30, 2012